UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 30, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 0-27512 - CF#35449

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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2017.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22AA	through June 30, 2019
Exhibit 10.22AB	through June 30, 2019
Exhibit 10.22AC	through June 30, 2019
Exhibit 10.22AD	through June 30, 2019
Exhibit 10.22AE	through June 30, 2019
Exhibit 10.22AF	through June 30, 2019
Exhibit 10.23AW	through December 31, 2017
Exhibit 10.24BO	through December 31, 2021
Exhibit 10.24BP	through December 31, 2021
Exhibit 10.24BS	through December 31, 2021
Exhibit 10.24BU	through December 31, 2021
Exhibit 10.25CN	through December 31, 2019
Exhibit 10.25CO	through December 31, 2019
Exhibit 10.25CP	through December 31, 2019
Exhibit 10.25CQ	through December 31, 2019
Exhibit 10.25CR	through December 31, 2019
Exhibit 10.25CS	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary